UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

Commission File Number 001-36322

LUMENIS LTD.
(Translation of registrant’s name into English)

Yokneam Industrial Park P.O. Box 240 Yokneam 2069204, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

LUMENIS LTD.

Yokneam Industrial Park
P.O. Box 240
Yokneam 2069204
Israel

NOTICE OF SPECIAL GENERAL MEETING OF
SHAREHOLDERS TO BE HELD ON MONDAY, AUGUST 3, 2015

Yokneam, Israel June 25, 2015

To the Shareholders of Lumenis Ltd.:

NOTICE IS HEREBY GIVEN that a Special General Meeting, which we refer to as the Meeting, of shareholders of Lumenis Ltd. (which we refer to as Lumenis or the Company) will be held at Lumenis’ executive offices located at Yokneam Industrial Park, Hakidma 6, Yokneam 2069204, Israel, on Monday, August 3, 2015, at 11:00 a.m. (Israel time), and thereafter, as it may be adjourned from time to time.

At the Meeting, shareholders will be asked to consider and vote on the following proposals:

1.           Approval, pursuant to Section 320 of the Companies Law, 5759-1999, of the State of Israel (which, together with the regulations promulgated thereunder, we refer to as the Companies Law), of the merger of Lumenis with Laguna Merger Sub Ltd. (which we refer to as Merger Sub), a company formed under the laws of the State of Israel and a wholly-owned subsidiary of Laguna Holdco Ltd., a company formed under the laws of the State of Israel (which we refer to as Parent), which is itself an indirect wholly-owned subsidiary of XIO Fund I LP, a Cayman Islands exempted limited partnership (which we refer to as XIO), including approval of: (i) the merger transaction pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into Lumenis, with Lumenis surviving and becoming a wholly-owned subsidiary of Parent (which we refer to as the Merger); (ii) the Agreement and Plan of Merger, dated as of June 18, 2015, by and among Lumenis, Merger Sub and Parent (which we refer to as the Merger Agreement); (iii) the consideration to be received by Lumenis’ shareholders in the Merger, consisting of US$14.00 in cash (which we refer to as the Merger Consideration), without any interest thereon, and subject to the withholding of any applicable taxes, for each ordinary B share, nominal value NIS 0.85 per share, of Lumenis (which we refer to as an Ordinary B Share) held as of immediately prior to the effective time of the Merger; (iv) the conversion of each outstanding option to purchase one Ordinary B Share into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price of such option, to be paid on a lump-sum basis upon the closing of the Merger (in the case of a vested option) or over time following the closing of the Merger (for an unvested option); and (v) all other transactions and arrangements contemplated by the Merger Agreement, a copy of which was attached as Exhibit 99.1 to Lumenis' Report of Foreign Private Issuer on Form 6-K, which was furnished to the U.S. Securities and Exchange Commission, or SEC, on June 18, 2015 (we refer to this proposal collectively as the Merger Proposal).

2.           Approval of an increase in the maximum indemnification amount that the Company may provide for its officers and directors under existing agreements with them, to the greater of (i) $100 million and (ii) 25% of our shareholders’ equity, instead of the greater of (i) $50 million and (ii) 25% of our shareholders’ equity (we refer to this proposal as the Indemnification Revision Proposal).

3.           Approval, in accordance with the requirements of the Companies Law, (i) of an amendment of certain employment terms of Ms. Zipora (Tzipi) Ozer-Armon, our Chief Executive Officer, or the CEO, (ii) that all options held by the CEO, which are unvested as of immediately prior to the Merger, shall accelerate and become fully vested, subject to and immediately prior to the consummation of the Merger, and (iii) of a bonus payment to the CEO in acknowledgment and recognition of the CEO’s efforts and contributions to the achievement of the Company’s goals, including the consummation of the Merger (we refer to this proposal collectively as the CEO Proposal).

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF EACH OF THE MERGER PROPOSAL, THE INDEMNIFICATION REVISION PROPOSAL AND THE CEO PROPOSAL.

The presence, in person or by proxy, of two or more shareholders holding shares conferring in the aggregate at least 25% of Lumenis’ voting power will constitute a quorum at the Meeting.  In the absence of a quorum within 30 minutes of the scheduled time for the Meeting, the Meeting will be adjourned for a week and will be held on Monday, August 10, 2015, at the same time and place.  At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power possessed by their shares) will constitute a quorum.

Approval of the Merger Proposal requires the affirmative vote of a majority of the Ordinary B Shares present (in person or by proxy) and voting (not including abstentions and broker non-votes) at the Meeting (or at any adjournment thereof) where a quorum is present, excluding any Ordinary B Shares that are held by Merger Sub, Parent, or any person holding at least 25% of the means of control of either of them, or anyone acting on behalf of either of them, including any of their affiliates.

Approval of each of the Indemnification Revision Proposal and the CEO Proposal requires the affirmative vote of a majority of the Ordinary B Shares present (in person or by proxy) and voting (not including abstentions and broker non-votes) at the Meeting (or at any adjournment thereof) where a quorum is present.

In addition, the approval of the CEO Proposal requires that either of the following two voting conditions be met as part of the approval by a majority of the Ordinary B Shares present and voting thereon:

●
the majority voted in favor includes a majority of the shares held by non-controlling shareholders, who do not have a personal interest in the approval of the CEO  Proposal, that are voted at the Meeting, excluding abstentions; or

●
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against approval of the CEO Proposal does not exceed two percent (2%) of the aggregate voting rights in our company.

Shareholders of record at the close of business on June 30, 2015, are entitled to vote at the Meeting and any adjournment or postponement of the Meeting.

The proposals and details with respect to the Meeting will be described more fully in a proxy statement that the Company will send to its shareholders of record, which we urge you to read in its entirety.  That proxy statement and a related proxy card will also be furnished to the SEC in a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or at Lumenis’ website— at  www.lumenis.com. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on July 10, 2015, at the registered office of Lumenis, 6 Hakidma Street, Yokneam Northern Industrial Park, Upper Yokneam, Israel, from Sunday to Thursday, 10:00 a.m. to 5:00 p.m. (Israel time).  Our telephone number at our registered office is +972-4-959-9000.

IT IS IMPORTANT THAT YOUR ORDINARY B SHARES BE REPRESENTED AT THE MEETING.

Shareholders who are unable to attend the Meeting in person will be requested to complete, date and sign a form of proxy and return it promptly in the pre-addressed envelope that will be provided, so as to be received not less than forty-eight (48) hours in advance of the Meeting. No postage will be required if it is mailed in the United States to our United States transfer agent, American Stock Transfer & Trust Company. Shareholders who attend the Meeting in person may revoke their proxies and vote their Ordinary B Shares at the Meeting. Your proxy cards, if properly executed, will be voted in the manner directed by you. If no direction is made with respect to the Merger Proposal and/or the Indemnification Revision Proposal, your proxies will be voted “FOR” such proposals. Detailed proxy voting instructions will be provided both in the proxy statement and on the proxy cards that will be sent to you.

If your Ordinary B Shares in the Company are held in “street name” (meaning held through a bank, broker or other nominee), you will be able to either direct the record holder of your shares on how to vote your shares (including via www.proxyvote.com) or obtain a legal proxy from the record holder to enable you to participate in and to vote your shares at the Meeting (or to appoint a proxy to do so).

Joint holders of Ordinary B Shares in the Company should take note that, pursuant to our articles of association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other holder(s) of the share, and for this purpose seniority will be determined by the order of registration of the joint holders in the register of shareholders.

By order of the Board of Directors, /s/ Harel Beit-On Harel Beit-On Chairman of the Board of Directors /s/ Zipora Ozer-Armon Zipora Ozer Armon Chief Executive Officer

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed Merger, Lumenis intends to submit additional relevant materials to the SEC and other governmental or regulatory authorities, including a proxy statement and form of proxy card.  INVESTORS ARE URGED TO READ THESE ADDITIONAL MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT LUMENIS AND THE MERGER.  The proxy statement, proxy card and certain other relevant materials (when they become available) and any other documents submitted by Lumenis to the SEC may be obtained free of charge at the SEC’s website at http://www.sec.gov.  Investors are urged to read the proxy statement and the other relevant materials carefully when they become available before making any voting or investment decision with respect to the Merger.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Information provided in this Report of Foreign Private Issuer on Form 6-K may include statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include but are not limited to statements about the expected completion of the proposed transaction with XIO and the timing thereof, the satisfaction or waiver of any conditions to the proposed transaction, anticipated benefits, growth opportunities and other events relating to the proposed transaction, and Lumenis’ plans, objectives and expectations for future operations, including its projected results of operations. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “plan,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements are based upon Lumenis’ management's current estimates and projections of future results or trends. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) Lumenis may not be able to satisfy all of the conditions to the closing of the proposed transaction; (2) the proposed transaction may involve unexpected costs, liabilities or delays; (3) Lumenis’ business may suffer as a result of uncertainty surrounding the proposed transaction and diversion of management attention on transaction related matters; (4) the outcome of any legal proceedings related to the proposed transaction; (5) Lumenis may be adversely affected by other economic, business, and/or competitive factors; (6) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (7) difficulties in  recognizing benefits of the proposed transaction; (8) the proposed transaction may disrupt current plans and operations and raise difficulties for employee retention; (9) impact of the transaction on relationships with customers, distributors and suppliers; (10) other risks to consummation of the transaction, including the risk that the transaction will not be consummated within the expected time period or at all; and (11) the potential requirement for Lumenis to pay a termination fee in connection with its failure to consummate the Merger. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including those risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F filed with the SEC. These forward-looking statements are made only as of the date hereof, and Lumenis undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMENIS LTD.

Date: June 25, 2015	By:	/s/ Ido Warshavski
	Name:	Ido Warshavski
	Title:	Vice President, General Counsel and Corporate Secretary